Exhibit 1

FOR IMMEDIATE RELEASE

January 11, 2005

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice of Issuance of Stock Options
in the Form of New Share Subscription Rights

Notice is hereby given that at the meeting of the Board of Directors of Nissin Co., Ltd. (the “Company”), held on January 11, 2005, it was resolved that the Company would issue new share subscription rights as stock options, pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan (“Commercial Code”) and the resolution of the Regular General Meeting of the Shareholders for the 45th Business Period held on June 22, 2004 as described below.

1.	Date of issuance of the new share subscription rights
January 20, 2005

2.	Total number of new share subscription rights to be issued
The total number of the new share subscription rights to be issued shall be 800 and the number of shares subject to the new share subscription rights (“granted number of shares”) shall be 200 shares per each right.

3.	Issue price of the new share subscription rights
To be issued at no charge.

4.	Class and number of shares subject to the new share subscription rights
The class of shares subject to the new share subscription rights is common stock and the number of shares shall be 160,000 shares.

In case of a stock split or a reverse stock split by the Company, the number of shares subject to the new share subscription rights shall be adjusted according to the formula set forth below. However, such adjustment shall be made only to the number of shares for which new subscription rights have not been exercised as of the day of the stock split/reverse stock split by the persons who were granted an allocation of the new share subscription rights (“Grantee”).

Any fraction of shares below one (1) share resulting from the adjustment shall be discarded.

Number of shares after adjustment = Number of shares before adjustment × (Stock split/reverse stock split ratio)

Furthermore, the Company shall adjust the number of shares subject to the new share subscription rights, as it considers necessary, in the following cases: when the new share subscription rights are assumed by a third party as a result of a merger with another corporation as a result of a stock swap or a stock transfer due to the Company becoming a 100% subsidiary of another company, and when the Company performs a spin-off. In any such case, the adjustment will only be applied to the number of shares for which the Grantee has not exercised the new share subscription rights as of the day of the merger, stock swap, stock transfer or spin-off.

5.	Amount to be subscribed upon exercising the new share subscription rights
(1)	The amount to be subscribed by a qualified person upon the exercise of the new share subscription rights shall be the amount to be paid per share (hereinafter referred to as the “exercise price”) for the shares issued or transferred by the exercise of the new share subscription rights, multiplied by the granted number of shares.

The exercise price shall be the average amount of the closing share prices for ordinary transactions of the Company’s common stock on the Tokyo Stock Exchange on all the trading days (excluding those days on which no transactions took place) in December 2004, multiplied by 1.10, with the resulting fractions below one (1) yen rounded up. However, if such amount is below the closing share price of the Company’s common stock on the Tokyo Stock Exchange on the day the new share subscription rights are exercised, the closing share price of the day the new share subscription rights are exercised (if the closing price is not available on that day, the closing price on the immediately preceding day; the same applies hereinafter) shall be the exercise price.

(2)	When the Company conducts a stock split/reverse stock split, the exercise price shall be adjusted by applying the following formula, and any fractions below one (1) yen resulting from the adjustment shall be rounded up.

Exercise price after adjustment = Exercise price before adjustment × 1 / (Stock split/reverse stock split ratio)

If the Company issues new shares (excluding stock issuances resulting from the exercise of new share subscription rights, preemptive rights under Article 280-19 of the Commercial Code before the April 1, 2002 amendment and warrants attached to bonds under Article 341-8 of the Commercial Code before the April 1, 2002 amendment, and the converting of convertible corporate bonds) or disposes of its shares of treasury stock at a price lower than the current market price after the issuance of the new share subscription rights, the exercise price shall be adjusted by applying the following formula, and any fractions below one (1) yen resulting from the adjustment shall be rounded up.

Exercise price after adjustment = Exercise price before adjustment × [Number of shares issued + (Number of shares newly issued × Issue price per share / Current market price per share)] / (Number of shares issued + Number of shares newly issued)

In the formula above, “Current market price per share” shall represent the closing share price of the Company’s common stock on the Tokyo Stock Exchange on the day immediately preceding the day on which the exercise price after adjustment becomes applicable. Where shares are newly issued, “Number of shares issued” shall represent the total number of shares issued on the day the newly issued shares are allocated. However, where shares of the Company’s treasury stock are being disposed, it shall represent the total number of shares issued on the day immediately preceding the day on which the exercise price after adjustment becomes applicable after deducting the total number of shares to be disposed. In such case, “Number of shares newly issued” shall be read as “Number of shares of treasury stock disposed” and “Exercise price per share” read as “Disposal price per share.”

(3)	The Company shall adjust the exercise price, as it considers necessary, in the following cases: when the new share subscription rights are assumed by a third party as a result of a merger with another corporation as a result of a stock swap or a stock transfer due to the Company becoming a 100% subsidiary of another company, and when the Company performs a spin-off.

6.	Total issue price when shares are issued by the exercise of the new share subscription rights
Will be set on January 20, 2005.

7.	Amount capitalized out of the issue price of the shares when the shares are issued through the exercise of the new share subscription rights
The amount capitalized out of the issue price shall be the exercise price (the exercise price after adjustments in the event the price is adjusted) multiplied by 0.5, with the resulting fractions below one (1) yen rounded up.

8.	Exercisable period of the new share subscription rights
The exercisable period shall be from February 1, 2005, through January 31, 2008.

9.	Terms and conditions of the exercise of the new share subscription rights
(1)	A Grantee must be one of the following at the time of the exercise of the new share subscription rights:

i)	A Director, Statutory Auditor, Adviser, full-time consultant (shokutaku), or one of certain employees of the Company, a subsidiary or equity method affiliate of the Company (the “NIS Group”) (including an employee of the NIS Group on loan to another company and an employee of another company on loan to the NIS Group);

ii)	A temporary employee who is working for the NIS Group for one year or more; or

iii)	A Director, Statutory Auditor, or one of certain employees of an alliance partner of the Company and who is authorized by the Board of Directors of the Company.

(2)	Notwithstanding the preceding paragraph (1), if a Grantee forfeits any position mentioned in paragraph (1) above due to any of the following reasons, such Grantee may exercise his/her new share subscription rights, provided that such Grantee is allowed to exercise his/her new share subscription rights only for a period of ninety (90) days from the date of resignation or retirement from any post of the Company if Item (i) below applies.

i)	If a Grantee retires as Director of the Company or any of its subsidiaries upon expiry of the term of office, leaves the Company or any of its subsidiaries due to his/her mandatory retirement age as stipulated in the Working Regulations, forfeits his/her position as an Adviser, a full-time consultant (shokutaku) or an employee on loan due to the expiry of an Advisory Contract, a full-time consultant (shokutaku) contract or the Transfer on Loan Contract, as the case may be; and

ii)	If a Grantee is elected as Director, Statutory Auditor or hired as an employee of any enterprise with which the Company has a financial or business relationship and the Board of Directors of the Company authorizes such Grantee to exercise new share subscription rights.

(3)	No heir to a Grantee may exercise the new share subscription rights.

(4)	No new share subscription right can be pledged or otherwise disposed of.

(5)	If any Grantee violates any law or ordinance or any internal rules of the Company, such Grantee shall not be able to exercise the new share subscription rights.

(6)	A Grantee may exercise all or any part of the new share subscription rights granted in a single procedure; however, no exercise of any fraction of one (1) new share subscription right is allowed.

(7)	Any other terms and conditions for the exercise of new share subscription rights shall be governed by the Contract of Granting New Share Subscription Rights to be entered into between the Company and each Grantee.

10.	Causes and conditions for cancellation of the new share subscription rights

(1)	Where a merger agreement is approved pursuant to which the Company will cease to exist, or where a proposal for a stock swap contract whereby the Company would become a fully owned company of another corporation or for a stock transfer is approved by a General Meeting of Shareholders, then the Company may cancel all of the new share subscription rights held by the persons entitled to new share subscription rights without charge.

(2)	The Company may, by resolution of the Board of Directors, cancel all the new share subscription rights held by a person entitled to the new share subscription rights without charge if such Grantee ceases to be qualified to exercise his/her new share subscription rights before the exercise thereof, due to any of the reasons set forth in paragraph 9 (1), (2) or (5) above.

11.	Restriction on a transfer of new share subscription rights
Any transfer of new share subscription rights shall require a resolution of the Board of Directors.

12.	Issuance of certificates representing new share subscription rights
The Company shall issue certificates representing new share subscription rights only upon request from Grantee.

13.	Persons who will receive grants of the new share subscription rights
The Company shall grant the new share subscription rights to the following 9 persons:
Certain employees of the Company, including full-time consultants (shokutaku) and employees on loan to other companies.

(Reference)

1.	Date of the Board of Directors’ resolution for inclusion of the resolution in the agenda
	for the General Meeting of Shareholders:	May 18, 2004

2.	Date of resolution of the 45th Regular General Meeting of Shareholders:	June 22, 2004